

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2024

Guanghai Li
Chief Executive Officer
Helport AI Ltd
9171 Towne Centre Dr., Suite 335
San Diego, CA 92122

      Re: Helport AI Ltd
            Draft Registration Statement on Form F-1
            Submitted December 4, 2024
            CIK No. 0002001699

Dear Guanghai Li:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Matthew Crispino at 202-551-3456 with any questions.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Technology

cc: Ying Li